EXHIBIT 12

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

For the Six Months Ended June 30, 2002

(Dollar Amounts in Thousands)

West Penn Power
Earnings:
Net income	$ 49,078
Plus: Fixed charges (see below)	25,594
Income taxes	25,402

Total Earnings	$ 100,074

Fixed Charges:
Interest on long-term debt and other interest	$ 24,311
Estimated interest
component of rentals	1,283

Total Fixed Charges	$ 25,594

Ratio of Earnings to Fixed Charges	3.91